                                                               EXHIBIT (a)(1)(i)
                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                     POLICY MANAGEMENT SYSTEMS CORPORATION
                                       AT

                              $16.00 NET PER SHARE
                                       BY

                           PATRIOT ACQUISITION CORP.,
                          A WHOLLY OWNED SUBSIDIARY OF

                         COMPUTER SCIENCES CORPORATION

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
        TIME, ON WEDNESDAY, JULY 26, 2000, UNLESS THE OFFER IS EXTENDED.

     THIS OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF JUNE 20, 2000 (THE "MERGER AGREEMENT"), AMONG COMPUTER SCIENCES CORPORATION ("PARENT"), PATRIOT ACQUISITION CORP. ("PURCHASER") AND POLICY MANAGEMENT SYSTEMS CORPORATION (THE "COMPANY"). THE BOARD OF DIRECTORS OF THE COMPANY (THE "COMPANY BOARD") HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER (EACH AS DEFINED HEREIN), HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF SHARES (AS DEFINED HEREIN) AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES WHICH, TOGETHER WITH ANY SHARES THEN BENEFICIALLY OWNED BY PARENT OR PURCHASER AND EXCLUDING SHARES HELD BY THE COMPANY OR ANY OF ITS SUBSIDIARIES, REPRESENTS AT LEAST TWO-THIRDS OF THE OUTSTANDING SHARES ON A FULLY DILUTED BASIS (THE "MINIMUM TENDER CONDITION") AND (II) THE EXPIRATION OR TERMINATION OF ANY APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED (THE "HSR ACT"), AND SIMILAR STATUTES OR REGULATIONS OF FOREIGN JURISDICTIONS. THE OFFER ALSO IS SUBJECT TO OTHER TERMS AND CONDITIONS.
                               ------------------

                                   IMPORTANT

     Stockholders wishing to tender all or any portion of their shares of common stock, par value $0.01 per share (the "Shares"), of the Company in the Offer should either: (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as herein defined), together with certificates representing the Shares tendered, (ii) follow the procedure for book-entry transfer set forth in
Section 3 of this Offer to Purchase -- "Procedures for Accepting the Offer and Tendering Shares" or (iii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender such Shares.

     Any stockholder who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the date on which the Offer expires or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3 of this Offer to Purchase -- "Procedures for Accepting the Offer and Tendering Shares."

     Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or the Dealer Manager. Stockholders also may contact their broker, dealer, commercial bank and trust companies or other nominee.
                               ------------------

                    THE INFORMATION AGENT FOR THE OFFER IS:

                               MORROW & CO., INC.

                      THE DEALER MANAGER FOR THE OFFER IS:
                              GOLDMAN, SACHS & CO.

June 28, 2000

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
SUMMARY TERM SHEET..........................................      1
INTRODUCTION................................................      5
THE TENDER OFFER............................................      6
   1. Terms of the Offer....................................      6
   2. Acceptance of Payment and Payment for Shares..........      8
   3. Procedures for Accepting the Offer and Tendering
     Shares.................................................      9
   4. Withdrawal Rights.....................................     12
   5. Material U.S. Federal Income Tax Considerations.......     12
   6. Price Range of Shares.................................     13
   7. Certain Information Concerning the Company............     14
   8. Selected Financial Information........................     15
   9. Certain Information Concerning Parent and Purchaser...     15
  10. Source and Amount of Funds............................     16
  11. Background of the Offer; Past Contacts or Negotiations
     with the Company.......................................     17
  12. The Merger Agreement; Other Arrangements..............     19
  13. Purpose of the Offer; Plans for the Company...........     27
  14. Certain Effects of the Offer..........................     27
  15. Dividends and Distributions...........................     28
  16. Certain Conditions of the Offer.......................     28
  17. Certain Legal Matters; Regulatory Approvals...........     30
  18. Appraisal Rights......................................     32
  19. Fees and Expenses.....................................     32
  20. Miscellaneous.........................................     33

SCHEDULE I: DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND
  PURCHASER.................................................     34
  1. Directors and Executive Officers of Parent.............     34
  2. Directors and Executive Officers of Purchaser..........     36

SCHEDULE II: DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND
  PURCHASER WHO OWN SHARES OF THE COMPANY...................     37

                               SUMMARY TERM SHEET

     Patriot Acquisition Corp., which is referred to in this offer to purchase as "Purchaser," is offering to purchase all of the outstanding shares of common stock of Policy Management Systems Corporation, which is referred to in this offer to purchase as the "Company," for $16.00 per share in cash. The following are some of the questions you may have, as a stockholder of Policy Management Systems Corporation, followed by answers to those questions. We urge you to carefully read the remainder of this offer to purchase and the accompanying letter of transmittal because the information in this Summary Term Sheet is not complete. Additional important information is contained in the remainder of this offer to purchase and the letter of transmittal.

- WHO IS OFFERING TO BUY MY SECURITIES?

     Our name is Patriot Acquisition Corp. and when this offer to purchase mentions "Purchaser" it refers to us. We are a South Carolina corporation formed for the purpose of making a tender offer for all of the outstanding shares of Policy Management Systems Corporation. We are a wholly owned subsidiary of Computer Sciences Corporation, a Nevada corporation. See Section 9 of this offer to purchase -- "Certain Information Concerning Parent and Purchaser."

- WHAT SHARES ARE BEING SOUGHT IN THE OFFER?

     We are seeking to purchase all of the outstanding shares of common stock of Policy Management Systems Corporation. See "Introduction" and Section 1 of the offer to purchase -- "Terms of the Offer."

- HOW MUCH ARE YOU OFFERING TO PAY, WHAT IS THE FORM OF PAYMENT AND WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

     We are offering to pay $16.00 per share, net to you, in cash, less any required withholding of taxes and without the payment of interest. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. We will not be obligated to pay for or reimburse you for such broker or nominee charges. See the "Introduction" Section to this offer to purchase. In addition, if you do not complete and sign the Substitute Form W-9 included in the letter of transmittal, you may be subject to required backup federal income tax withholding. See Instruction 9 to the letter of transmittal.

- DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

     We estimate that the total amount of funds required (1) to purchase all of the outstanding shares of Policy Management Systems Corporation pursuant to the offer and the merger, (2) to repay all of the debt of Policy Management Systems Corporation that is anticipated to be outstanding upon the closing of the merger and (3) to pay the expected transaction costs associated with the offer and the merger, will be approximately $890 million. These funds will be provided to us by our parent company, Computer Sciences Corporation. The offer is not conditioned upon any financing arrangements. See Section 10 of the offer to purchase -- "Source and Amount of Funds." Computer Sciences Corporation is one of the world leaders in the information technology services industry. As of March 31, 2000, its fiscal year-end, Computer Sciences Corporation had total assets of $5,874 million and, for the year then ended, it had net income of $403 million. See Section 9 of the offer to purchase -- "Certain Information Concerning Parent and Purchaser."

- IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

     We do not think our financial condition is relevant to your decision whether to tender shares and accept the offer because:

     - the offer is being made for all outstanding shares solely for cash,

     - the offer is not subject to any financing conditions, and

     - if we consummate the offer, we will acquire all remaining shares for the same cash price through the merger of Patriot Acquisition Corp. with and into Policy Management Systems Corporation.

See Section 1 of the offer to purchase -- "Terms of the Offer."

- HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

     The offer will expire at 12:00 midnight, New York City time, on July 26, 2000, unless we extend the offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this offer to purchase. See Sections 1 and 3 of the offer to purchase -- "Terms of the Offer" and "Procedures for Accepting the Offer and Tendering Shares."

- CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

     Yes. We have agreed with Policy Management Systems Corporation that we may extend the offer for one or more periods of not more than ten business days each (but in no event later than December 31, 2000) if at the time the offer is scheduled to expire (including at the end of any extension) any of the conditions to the offer are not satisfied or waived by us or if we are required to extend the offer by the rules of the Securities and Exchange Commission. We also may extend the offer if more than 80% but less than 90% of the outstanding shares have been tendered as of the scheduled or extended expiration date. In addition, we are obligated, at the request of Policy Management Systems Corporation, to extend the expiration date of the offer for one or more periods of not more than ten business days each (but in no event later than December 31, 2000), if (i) any conditions set forth in the merger agreement have not been satisfied or waived at the scheduled or extended expiration date of the offer,
(ii) the condition is reasonably capable of being satisfied and (iii) Policy Management Systems Corporation is in material compliance with all of its covenants in the merger agreement. See Section 1 of the offer to purchase -- "Terms of the Offer."

- HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

     If we extend the offer, we will make a public announcement no later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. We also will inform ChaseMellon Shareholder Services, L.L.C., the depositary for the offer, of the extension. See Section 1 of the offer to purchase -- "Terms of the Offer."

- WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

     We are not obligated to purchase any tendered shares unless the number of tendered shares, when added to the shares then owned by Computer Sciences Corporation and its affiliates but excluding any shares held by Policy Management Systems Corporation or its affiliates, equals at least two-thirds of the shares of Policy Management Systems Corporation outstanding on a fully diluted basis. The offer is also subject to a number of other conditions including the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and similar statutes or regulations of foreign jurisdictions. See Section 16 of the offer to purchase -- "Certain Conditions of the Offer." The offer is not conditioned on our receiving financing.

- HOW DO I TENDER MY SHARES?

     If you are a record holder of shares of common stock of Policy Management Systems Corporation and have your stock certificate(s), you must tender your shares by delivering the certificates representing your shares, together with a completed letter of transmittal, to ChaseMellon Shareholder Services, L.L.C., the depositary for the offer, not later than the time the tender offer expires, or follow the procedures described in the offer to purchase for book-entry transfer. If your shares are held in street name, the shares can be tendered by your nominee through the depositary. If you are a record holder but your stock certificate(s) is not available or you cannot deliver your stock certificate(s) to the depositary by the expiration of the offer, you may be able to tender your shares using the attached Notice of Guaranteed Delivery. See Section 3 of the offer to purchase -- "Procedures for Accepting the Offer and Tendering Shares."

- WHEN WILL I GET PAID IF I TENDER MY SHARES?

     If all of the conditions of the offer are satisfied or waived and your shares of Policy Management Systems Corporation are accepted for payment, we will pay you promptly after the expiration of the offer. See Section 2 of the offer to purchase -- "Acceptance for Payment and Payment for Shares."

- UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

     You can withdraw previously tendered shares at any time until the offer has expired and, in addition, if we have not agreed to accept your shares for payment by August 26, 2000, you can withdraw them at any time after that time until we accept the shares for payment. If you tendered by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your shares. See Section 4 of the offer to purchase -- "Withdrawal Rights."

- HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

     To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. If you tendered your shares by giving instructions to a broker or nominee, you must instruct your broker or nominee to arrange for the withdrawal of the shares. See Sections 1 and 4 of the offer to purchase -- "Terms of the Offer" and "Withdrawal Rights."

- WHAT DOES THE BOARD OF DIRECTORS OF POLICY MANAGEMENT SYSTEMS CORPORATION THINK OF THE OFFER?

     We are making the offer pursuant to the Agreement and Plan of Merger, dated June 20, 2000, among Policy Management Systems Corporation, Computer Sciences Corporation and us. The Board of Directors of Policy Management Systems Corporation has unanimously approved the merger agreement, the offer and the proposed merger with Policy Management Systems Corporation. The Board of Directors of Policy Management Systems Corporation has also unanimously determined that the offer and the merger are fair to, and in the best interests of, the stockholders of Policy Management Systems Corporation and unanimously recommends that stockholders accept the offer and tender their shares. See
Section 11 of the offer to purchase -- "Background of the Offer; Past Contacts or Negotiations with the Company."

- WHAT WILL HAPPEN TO POLICY MANAGEMENT SYSTEMS CORPORATION IF TWO-THIRDS OF THE SHARES ARE TENDERED AND ACCEPTED FOR PAYMENT IN THE OFFER?

     If we purchase in the offer at least that number of shares which, when added to the shares then owned by Computer Sciences Corporation and its affiliates, equals at least two-thirds of the shares of Policy Management Systems Corporation outstanding on a fully diluted basis, and all other applicable conditions are met, Patriot Acquisition Corp. will be merged with and into Policy Management Systems Corporation. If that merger takes place, Computer Sciences Corporation and its affiliates will own all of the shares of Policy Management Systems Corporation and all remaining stockholders of Policy Management Systems Corporation will receive the same amount of cash per share paid in the offer. See "Introduction" and Section 13 of the offer to purchase -- "Purpose of the Offer; Plans for the Company."

- WILL I HAVE APPRAISAL RIGHTS?

     No appraisal rights are available in connection with the offer. Following the offer, no appraisal rights will be available in accordance with state law so long as the shares of Policy Management Systems Corporation are listed on a national securities exchange or quoted on the Nasdaq National Market System. We do not intend to cause Policy Management Systems Corporation to terminate the listing of its shares on the New York Stock Exchange until after the merger. If we own at least 90% of the outstanding shares of Policy Management Systems Corporation after completion of the offer, we will be able to merge with Policy

Management Systems Corporation without a vote of the stockholders of Policy Management Systems Corporation as provided in the merger agreement and as permitted under state law. No appraisal rights will be available to stockholders if we merge with Policy Management Systems Corporation by operation of state law and without a vote of stockholders. See Section 18 of the offer to purchase -- "Appraisal Rights."

- IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

     If we purchase at least two-thirds of the shares of Policy Management Systems Corporation outstanding on a fully diluted basis in the offer, we will own a sufficient number of shares to approve the merger under applicable state law. If the merger takes place, stockholders who do not tender in the offer will receive the same amount of cash per share in the merger that they would have received had they tendered their shares in the offer. Therefore, if the merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares in the offer. However, until the merger is consummated or if the merger does not take place for some reason, the number of stockholders of Policy Management Systems Corporation may be substantially reduced. See Sections 13 and 14 of the offer to purchase -- "Purpose of the Offer; Plans for the Company" and "Certain Effects of the Offer."

- WHAT HAPPENS IF I TENDER MY SHARES AND YOU DO NOT ACCEPT THE TENDERED SHARES?

     If any shares of Policy Management Systems Corporation that you tender are not accepted for any reason, certificates representing such shares will be returned to you or to the person whom you specify in your tendering documents. See Section 2 of the offer to purchase -- "Acceptance of Payment and Payment for Shares."

- WHAT WAS THE MARKET VALUE OF MY SHARES OF POLICY MANAGEMENT SYSTEMS CORPORATION COMMON STOCK AS OF A RECENT DATE?

     On June 19, 2000, the last trading day before Computer Sciences Corporation and Policy Management Systems Corporation announced that they had signed the merger agreement, the last sale price of the shares of Policy Management Systems Corporation common stock reported on the New York Stock Exchange was $10.9375 per share. On June 27, 2000, the last trading day before Patriot Acquisition Corp. commenced the offer, the last sale price of the shares was $14.8125 per share. We advise you to obtain a recent quotation for shares of Policy Management Systems Corporation common stock in deciding whether to tender your shares in the offer. See Section 6 of the offer to purchase -- "Price Range of Shares."

- WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

     You can call Morrow & Co., Inc. at (800) 566-9061 (toll free) or Goldman, Sachs & Co. at (212) 902-1000 (call collect). Morrow & Co., Inc. is acting as the information agent and Goldman, Sachs & Co. is acting as the dealer manager for our tender offer. See the cover page of this offer to purchase.

To the Holders of Shares of Common Stock of Policy Management Systems Corporation:

                                  INTRODUCTION

     Patriot Acquisition Corp., a South Carolina corporation ("Purchaser") and a wholly owned subsidiary of Computer Sciences Corporation, a Nevada corporation ("Parent"), hereby offers to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Policy Management Systems Corporation, a South Carolina corporation (the "Company"), at $16.00 per Share (the "Offer Price") net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

     Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Parent or Purchaser will pay all charges and expenses of ChaseMellon Shareholder Services, L.L.C., as depositary (the "Depositary"), Morrow & Co., Inc., as information agent (the "Information Agent") and Goldman, Sachs & Co., as dealer manager (the "Dealer Manager"), incurred in connection with the Offer. See Section 19 of the Offer to Purchase -- "Fees and Expenses."

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES WHICH, TOGETHER WITH ANY SHARES THEN BENEFICIALLY OWNED BY PARENT OR PURCHASER, REPRESENTS AT LEAST TWO-THIRDS OF THE TOTAL NUMBER OF OUTSTANDING SHARES ON A FULLY DILUTED BASIS (INCLUDING ALL SHARES ISSUABLE UPON EXERCISE OF ALL VESTED AND UNVESTED COMPANY STOCK OPTIONS THAT VEST PRIOR TO THE EFFECTIVE TIME (AS DEFINED BELOW), BUT EXCLUDING ANY SHARES HELD BY THE COMPANY OR ANY OF ITS SUBSIDIARIES) (THE "MINIMUM TENDER CONDITION") AND (II) THE EXPIRATION OR TERMINATION OF ANY APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED (THE "HSR ACT"), AND SIMILAR STATUTES OR REGULATIONS OF FOREIGN JURISDICTIONS. THE OFFER ALSO IS SUBJECT TO OTHER TERMS AND CONDITIONS.

     THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, JULY 26, 2000, UNLESS THE OFFER IS EXTENDED. SEE SECTIONS 1, 16 AND 17 OF THIS OFFER TO PURCHASE.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 20, 2000, among the Company, Parent and Purchaser (the "Merger Agreement") pursuant to which, after completion of the Offer and satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company and the Company will be the surviving corporation (the "Merger"). On the effective date of the Merger (the "Effective Time"), each outstanding Share (other than Shares held by any subsidiary of the Company, by Purchaser or any subsidiary or affiliate of Purchaser or held in the treasury of the Company) will by virtue of the Merger, and without any action by the holder thereof, be cancelled and converted into the right to receive $16.00 per Share in cash, or any higher price per share paid pursuant to the Offer, without interest (the "Cash Merger Consideration"). The Merger Agreement is more fully described in
Section 12 of this Offer to Purchase -- "The Merger Agreement; Other Arrangements." Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger, as the case may be, are discussed in Section 5 of this Offer to Purchase -- "Material U.S. Federal Income Tax Considerations."

     THE BOARD OF DIRECTORS OF THE COMPANY (THE "COMPANY BOARD") (I) HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER, (II) HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF SHARES, AND (III) UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     Credit Suisse First Boston Corporation ("CSFB"), the Company's financial advisor, has delivered to the Company Board a written opinion, dated June 20, 2000, to the effect that, as of that date and based on and subject to the matters described in the opinion, the $16.00 per Share cash consideration to be received by the holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view. A copy of CSFB's written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is contained in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "SEC") on June 28, 2000 in connection with the Offer. A copy of the Schedule 14D-9 (without certain exhibits) is being furnished to stockholders concurrently herewith. Stockholders are urged to read the full text of such opinion carefully in its entirety.

     If the Minimum Tender Condition and the other conditions to the Offer are satisfied and the Offer is consummated, Purchaser will own a sufficient number of Shares to ensure that the Merger will be approved. Under the South Carolina Business Corporation Act ("SCBCA") if, after consummation of the Offer, Purchaser owns at least 90% of the Shares then-outstanding, Purchaser will be able to cause the Merger to occur without a vote of the Company's stockholders. If, however, after consummation of the Offer Purchaser owns less than 90% of the then-outstanding Shares, a vote of the Company's stockholders will be required under the SCBCA to approve the Merger. See Section 12 of this Offer to Purchase -- "The Merger Agreement; Other Arrangements."

     The Company has informed Purchaser that, as of June 26, 2000, there were 35,585,905 Shares issued and outstanding and there were 8,341,825 Shares reserved for issuance pursuant to the Company's stock option plans, of which 7,602,180 Shares were subject to outstanding stock options. As of the date of this Offer to Purchase, neither Parent nor Purchaser beneficially owns Shares or rights to acquire Shares of the Company. See Section 13 of this Offer to Purchase -- "Purpose of the Offer, Plans for the Company."

     Based on the foregoing, the Minimum Tender Condition would be satisfied if at least 28,792,057 Shares are validly tendered and not withdrawn prior to the Expiration Date (as defined below). The number of Shares required to be validly tendered and not withdrawn in order to satisfy the Minimum Tender Condition will increase to the extent additional Shares are deemed to be outstanding on a fully diluted basis under the Merger Agreement.

     The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the approval and adoption of the Merger Agreement by the requisite vote of the stockholders of the Company. The Company has agreed, if required, to duly call, give notice of, convene and hold a meeting of its stockholders, to be held as promptly as practicable after the expiration of the Offer for the purpose of obtaining stockholder approval of the Merger Agreement. If the Minimum Tender Condition is satisfied, Purchaser would have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. See Section 12 of this Offer to Purchase -- "The Merger Agreement; Other Arrangements."

     No appraisal rights are available in connection with the Offer. Stockholders may have appraisal rights in connection with the Merger if for some reason the Shares are not listed on a national securities exchange or quoted on the Nasdaq National Market System. We do not currently intend to delist the Shares from the New York Stock Exchange until after the consummation of the Merger. See Section 18 of this Offer to Purchase -- "Appraisal Rights."

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

1. TERMS OF THE OFFER.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay the Offer Price for all Shares validly tendered and not properly withdrawn prior to 12:00 midnight, New York City time, on July 26, 2000 as permitted under Section 4 of this Offer to Purchase -- "Withdrawal Rights" (the "Expiration Date"). If Purchaser extends the deadline for tendering Shares (in accordance with the Merger Agreement), the term "Expiration Date" will mean the latest time and date on which the Offer, as so extended, expires.

     The Offer is conditioned upon the Minimum Tender Condition: there having been validly tendered and not properly withdrawn that number of Shares which, together with any Shares then beneficially owned by Purchaser and Parent, represents at least two-thirds of the total number of Shares outstanding on a fully diluted basis (including Shares issuable upon exercise of all vested and unvested Company stock options that vest prior to the Effective Time, but excluding Shares held by the Company or any of its subsidiaries). The Offer also is conditioned upon expiration or termination of any applicable waiting period under the HSR Act, or similar statutes and regulations of foreign jurisdictions, and the other conditions described in Section 16 of this Offer to Purchase -- "Certain Conditions of the Offer."

     Subject to the limitations set forth in this Offer, the Merger Agreement and the applicable rules and regulations of the SEC described below, Purchaser reserves the right, at any time and from time to time in its sole discretion, to extend the period during which the Offer is open by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder's Shares. See Section 4 of this Offer to Purchase -- "Withdrawal Rights." There can be no assurance that Purchaser will exercise its right to extend the Offer.

     Purchaser also expressly reserves the right, at any time, from time to time, to modify or amend the terms and conditions of the Offer in any respect. However, pursuant to the Merger Agreement, Purchaser has agreed that it will not
(i) amend or waive the Minimum Tender Condition without the prior written consent of the Company, (ii) decrease the Offer Price, change the form of consideration to be paid or decrease the number of Shares sought in the Offer,
(iii) impose additional conditions on the Offer, (iv) extend the Expiration Date other than as described below, or (v) make any other change which is adverse to the holders of the Shares.

     Pursuant to the Merger Agreement, Parent may, without the consent of the Company, cause Purchaser to (i) extend the Offer from time to time until December 31, 2000, if at the then-scheduled expiration date of the Offer, any of the conditions to the Offer have not been satisfied (other than conditions not capable of being satisfied), for such amount of time as is reasonably necessary to cause such Offer conditions to be satisfied, but not exceeding ten business days in the case of each extension, (ii) extend the Offer for any period required by any rule or regulation of the SEC applicable to the Offer or (iii) if more than 80% but less than 90% of the outstanding Shares have been validly tendered pursuant to the Offer as of the scheduled or extended expiration date, extend the Offer for an aggregate period of not more than five business days beyond the latest expiration date that would otherwise be permitted under clause
(ii) of this sentence.

     In addition, under the terms of the Merger Agreement, Parent and Purchaser must, at the request of the Company, extend the expiration date of the Offer in one or more periods of not more than ten business days each (but in no event later than December 31, 2000), if (i) any of the conditions set forth in Annex I to the Merger Agreement have not been satisfied or waived at the scheduled or extended expiration date of the Offer, (ii) such condition is reasonably capable of being satisfied and (iii) the Company is in material compliance with all of its covenants in the Merger Agreement.

     The rights reserved in the foregoing paragraphs are in addition to the rights set forth in Section 16 of this Offer to Purchase -- "Certain Conditions of the Offer."

     Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement. An announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Offer, in accordance with the public announcement requirements of Rule 14e-1(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Subject to applicable law (including Rules 14d-4(d), and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser has no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

     If, subject to the Merger Agreement, Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials (including by public announcement as set forth below) and extend the Offer to the extent required by Rules 14d-4(d) and 14e-1 under the Exchange Act. These rules generally provide that the minimum period during which a tender offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In the SEC's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten business day period from the date of the change generally is required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Date, Purchaser increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of the increase or decrease is first published, sent or given to holders of Shares, Purchaser will extend the Offer at least until the expiration of such tenth business day. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

     Pursuant to, but subject to certain conditions in, the Merger Agreement, Purchaser has agreed to accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer as soon as permitted under applicable law and pay for such Shares promptly thereafter.

     The Company has provided Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

2. ACCEPTANCE OF PAYMENT AND PAYMENT FOR SHARES.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, purchase and pay for all Shares which have been validly tendered and not withdrawn pursuant to the Offer at the earliest time following expiration of the Offer when all conditions to the Offer described in Section 16 of this Offer to Purchase -- "Certain Conditions of the Offer" have been satisfied or waived by Purchaser. Subject to the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), Purchaser expressly reserves the right to delay the acceptance for payment of or the payment for any tendered Shares in order to comply in whole or in part with any applicable laws, including, without limitation, the HSR Act and similar foreign statutes and regulations. See
Section 17 of this Offer to Purchase -- "Certain Legal Matters; Regulatory Approvals."

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering stockholders for the purposes of receiving payments from Purchaser and transmitting payments to tendering stockholders. Under no circumstances will Purchaser pay interest on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment.

     The reservation by Purchaser of the right to delay the acceptance or purchase of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or return the Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

     In all cases, Purchaser will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (i) the certificates representing the Shares (the "Share Certificates") or confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 3 -- "Procedures for Accepting the Offer and Tendering Shares," (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required under the Letter of Transmittal.

     "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce the Letter of Transmittal against the participant.

     If Purchaser does not purchase any tendered Shares pursuant to the Offer for any reason, or if a holder of Shares submits Share Certificates representing more Shares than are tendered, Share Certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 of this Offer to Purchase -- "Procedures for Accepting the Offer and Tendering Shares," such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

     If, prior to the Expiration Date, Purchaser increases the Offer Price, Purchaser will pay the Offer Price, as increased to all holders of Shares that are purchased in the Offer, whether or not the Shares were tendered before the increase in the Offer Price.

     Purchaser reserves the right to transfer or assign, in whole or in part, from time to time, to one or more direct or indirect subsidiaries of Parent, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and in no way will prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES.

     Valid Tenders. To tender Shares pursuant to the Offer, a stockholder must comply with one of the following: (a) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions of the Letter of Transmittal (with any required signature guarantees), certificates for the Shares to be tendered and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, (b) Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery must be received by the Depositary, which confirmation must include an Agent's Message if the tendering stockholder has not delivered a Letter of

Transmittal, prior to the Expiration Date or (c) the tendering stockholder must comply with the guaranteed delivery procedures set forth below.

     Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below.

     DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY. THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, A BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Signature Guarantees. No signature guarantee is required on the Letter of Transmittal where Shares are tendered (i) by a registered holder of Shares who has not completed either the box labeled "Special Delivery Instructions" or the box labeled "Special Payment Instructions" on the Letter of Transmittal or (ii) for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other "eligible guarantor institution" as defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing, an "Eligible Institution"). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

     If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate for unpurchased Shares is to be issued or returned to, a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by an appropriate, duly executed stock power, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock power guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder's Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, the stockholder's Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

     (i)  the tender is made by or through an Eligible Institution;

     (ii) the Depositary receives, as described below, a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, on or prior to the Expiration Date; and

     (iii) the Depositary receives the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal

           (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal, within three New York Stock Exchange trading days after the date of execution of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

     Notwithstanding any other provision of the Offer, Purchaser will pay for Shares only after timely receipt by the Depositary of (i) Share Certificates representing, or Book-Entry Confirmation with respect to, the Shares, (ii) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and (iii) any other documents required by the Letter of Transmittal.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser or its designee in its sole discretion, which determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Subject to the terms of the Merger Agreement, Purchaser also reserves the absolute right to waive any condition of the Offer or any defect or irregularity in the tender of any Shares of any particular stockholder of the Company, whether or not similar defects or irregularities are waived in the case of other stockholders of the Company.

     Subject to the Merger Agreement, Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser, or any of their respective affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

     Appointment as Proxy. By executing the Letter of Transmittal, a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder's agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all other powers of attorney and proxies given by such stockholder with respect to such Shares and such other securities or rights prior to such payment will be revoked without further action, and no subsequent powers of attorney or proxies may be given, nor may any subsequent written consent be executed by such stockholder, (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Purchaser will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual or special meeting of the Company's stockholders or any adjournment or postponement thereof, or by written consent in lieu of any such meeting or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Purchaser or its designee must be able to exercise full voting rights to the extent permitted under applicable law with respect to such Shares.

     Tender Constitutes Binding Agreement. Purchaser's acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between Purchaser and the tendering stockholder upon the terms and subject to the conditions of the Offer.

4. WITHDRAWAL RIGHTS.

     Tenders of Shares made pursuant to the Offer are irrevocable, except that such Shares may be withdrawn (i) at any time prior to the Expiration Date and
(ii) unless theretofore accepted for payment by Purchaser pursuant to the Offer, at any time after August 26, 2000 (or such later date as may apply if the Offer is extended). See Section 1 of this Offer to Purchase -- "Terms of the Offer."

     If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares, or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to and duly exercise withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

     For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and (if Share Certificates have been tendered) the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates representing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in
Section 3 of this Offer to Purchase -- "Procedures for Accepting the Offer and Tendering Shares," the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph.

     Any Shares properly withdrawn will be considered not validly tendered for purposes of the Offer. However, withdrawn Shares may be tendered again at any time prior to the Expiration Date by following one of the procedures described in Section 3 of this Offer to Purchase -- "Procedures for Accepting the Offer and Tendering Shares."

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Parent, Purchaser, or their respective affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS.

     The following is a summary of the material United States federal income tax consequences to the Company's stockholders with respect to the sale of Shares pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary does not purport to be a description of all tax consequences that may be relevant to the Company's stockholders, and assumes an understanding of tax rules of general application. It does not address special rules which may apply to the Company's stockholders based on their tax status, individual circumstances or other factors unrelated to the Offer or the Merger. All stockholders are encouraged to consult their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger.

     The receipt of cash pursuant to the Offer or the Merger will constitute a taxable transaction for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and may also constitute a taxable transaction under applicable state, local or foreign income and other tax laws. For U.S. federal income tax purposes, a stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger would generally recognize gain or loss in an amount equal to the difference between the amount of cash received by the stockholder pursuant to the Offer or the Merger and the stockholder's adjusted tax basis for the Shares tendered and purchased pursuant to the Offer or exchanged for cash pursuant to the Merger. If Shares sold or exchanged are held by a stockholder as capital assets, that gain or loss will be capital gain or loss. Any such capital gain or loss will be long term if, as of the date of the disposition of its Shares, the stockholder held such Shares for more than one year or will be short term if, as of such date, the stockholder held such Shares for one year or less. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger.

     Under U.S. federal income tax law, the amount of any payments made by the Depositary to stockholders of the Company (other than certain exempt stockholders, including, among others, all corporations and certain foreign individuals), pursuant to the Offer or the Merger may be subject to backup withholding tax at a rate of 31%. To avoid backup withholding tax with respect to payments made pursuant to the Offer or the Merger, each stockholder must provide the Depositary with such stockholder's correct taxpayer identification number or social security number and certify under penalties of perjury that such stockholder is not subject to backup federal income tax withholding by completing the Substitute Form W-9 in the Letter of Transmittal. If backup withholding applies with respect to a stockholder or if a stockholder fails to deliver a completed Substitute Form W-9 to the Depositary or otherwise establish an exemption, the Depositary is required to withhold 31% of any payments made to such stockholder. See Instruction 9 of the Letter of Transmittal.

     The foregoing discussion may not be applicable to certain types of stockholders of the Company, including stockholders who acquired Shares through the exercise of employee stock options or otherwise as compensation, individuals who are not citizens or residents of the United States, foreign corporations, or entities that are otherwise subject to special tax treatment under the Code (such as insurance companies, tax-exempt entities and regulated investment companies).

6. PRICE RANGE OF SHARES.

     The Shares trade on the New York Stock Exchange under the symbol "PMS." The following table sets forth, for the periods indicated, the high and low closing sale prices for the Shares on the New York Stock Exchange based on published financial sources.

                     POLICY MANAGEMENT SYSTEMS CORPORATION

                                                   HIGH        LOW
                                                 --------    --------
Fiscal 1998
  First Quarter................................  $40.1562    $32.1875
  Second Quarter...............................  $43.2500    $37.0000
  Third Quarter................................  $48.0000    $36.9375
  Fourth Quarter...............................  $57.0625    $29.8750
Fiscal 1999
  First Quarter................................  $54.0000    $30.6250
  Second Quarter...............................  $40.9375    $26.6875
  Third Quarter................................  $35.2500    $27.2500
  Fourth Quarter...............................  $30.5625    $16.8125
Fiscal 2000
  First Quarter................................  $25.5000    $ 8.0625
  Second Quarter (through June 27).............  $18.6250    $ 9.6250

     In the Merger Agreement, the Company has represented to each of Parent and Purchaser that 35,585,905 Shares were issued and outstanding as of June 19, 2000. On June 19, 2000, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on the New York Stock Exchange was $10.9375 per Share. On June 27, 2000, the last full day of trading before the commencement of the Offer, the closing sale price of the Shares on the New York Stock Exchange was $14.8125 per Share.

     Stockholders are urged to obtain a current market quotation for the Shares.

7. CERTAIN INFORMATION CONCERNING THE COMPANY.

     The Company is a South Carolina corporation with its principal offices located at One Mynd Center, Blythewood, South Carolina 29016. The telephone number of the Company is (803) 333-4000.

     According to the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1999 (the "Company's 10-K"), the Company is a leading provider of enterprise software and electronic commerce systems, related professional services, and business process outsourcing designed to meet the needs of the global insurance and related financial services industries. On January 21, 2000, the Company announced its intent to change the name of the Company to Mynd Corporation.

     The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company's filings are also available to the public on the SEC's Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You may also read and copy reports and other information at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

8. SELECTED FINANCIAL INFORMATION.

     Set forth below is certain selected historical consolidated financial information with respect to the Company, excerpted from the Company's 10-K and from the Company's unaudited interim consolidated financial statements in the Company's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2000 (the "Company's 10-Q"), each as filed with the SEC pursuant to the Exchange Act. More comprehensive financial information is included in such reports (including management's discussion and analysis of financial condition and results of operation) and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents along with all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above.

             POLICY MANAGEMENT SYSTEMS CORPORATION AND SUBSIDIARIES
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          THREE MONTHS                    YEARS ENDED
                                             ENDED        --------------------------------------------
                                           MARCH 31,      DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                              2000            1999            1998            1997
                                          ------------    ------------    ------------    ------------
                                          (UNAUDITED)
Income Statement Data:
  Revenues..............................    148,342          644,019        607,458         518,171
  (Loss) income before income taxes.....    (19,843)        (113,119)        86,355          76,799
  Net (loss) income.....................    (12,142)         (71,971)        53,271          50,257
  Net (loss) income per common share:
     Basic..............................      (0.34)           (2.02)          1.46            1.38
     Diluted............................      (0.34)           (2.02)          1.36            1.33
Balance Sheet Data (at period end):
  Current assets........................    203,468          211,999        217,123         185,809
  Total assets..........................    693,071          706,288        718,698         618,406
  Current liabilities...................    152,826           75,995         98,935          86,213
  Stockholders' equity..................    305,366          321,561        432,484         410,496

     Although each of Parent and Purchaser has no knowledge that would indicate that any statements contained herein taken from or based on such documents and records are untrue, neither Parent nor Purchaser can take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent or Purchaser.

9. CERTAIN INFORMATION CONCERNING PARENT AND PURCHASER.

     Purchaser is a South Carolina corporation and, to date, has engaged in no activities other than those incident to its formation and the Offer and the Merger. Purchaser is currently a wholly owned subsidiary of Parent. The principal executive offices of Purchaser are located at 2100 East Grand Avenue, El Segundo, California 90245 and Purchaser's telephone number is (310) 615-0311.

     Parent is a Nevada corporation with its principal executive offices located at 2100 East Grand Avenue, El Segundo, California 90245. The telephone number of Parent is (310) 615-0311. Parent is one of the world leaders in the information technology services industry.

     The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of Parent and Purchaser and certain other information are set forth in
Schedule I to this Offer to Purchase.

     Except as described elsewhere in this Offer to Purchase or in Schedule II hereto, (i) none of Parent, Purchaser nor, to the knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares; and (ii) none of Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past sixty (60) days.

     Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

     Except as set forth in this Offer to Purchase, (i) none of Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer, and (ii) there have been no contracts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent, any of the persons listed in
Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

     None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in
Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     According to the Schedule 14D-9, to the knowledge of the Company after reasonable inquiry, all directors, executive officers and affiliates of the Company will tender, pursuant to the Offer, all Shares held of record or beneficially owned by them (other than options to acquire Shares). The foregoing does not include Shares over which, or with respect to which, any such director, executive officer or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

10. SOURCE AND AMOUNT OF FUNDS.

     The Offer is not conditioned upon any financing arrangements.

     Parent and Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger, to repay all of the Company's debt that is anticipated to be outstanding at the Effective Time and to pay the expected transaction costs associated with the Offer and the Merger, will be approximately $890 million. These funds will be provided to Purchaser by Parent. Parent intends to obtain such funds through the sale of commercial paper and short-term notes bearing a market interest rate (the "Notes"). The Notes will be senior unsecured obligations of Parent ranking pari passu with all of Parent's other unsecured senior debt. Parent intends to repay such commercial paper and Notes from general corporate funds and the proceeds of one or more capital markets transactions. Parent has no current plans for alternate financing.

11. BACKGROUND OF THE OFFER; PAST CONTACTS OR NEGOTIATIONS WITH THE COMPANY.

     From time to time over the past few years, the Company has received indications of interest in a business combination or acquisition. In 1997, Parent contacted the Company, executed a confidentiality/standstill agreement, dated August 19, 1997 (together with any amendments thereto, the "Confidentiality Agreement"), and conducted preliminary due diligence, but did not propose a price. In August 1999, Parent delivered a letter to the Company, in which Parent proposed the acquisition of the Company in a stock-for-stock merger at a price which represented a substantial premium to the then-current market price of the Company's Shares based on the then-current market price of Parent's shares. The Company Board determined that it was not in the best interests of the Company and its stockholders to proceed with the proposal.

     In late 1999, the Company suffered unexpected substantial declines in revenues and earnings. These losses caused the Company to be out of compliance with the terms of its credit agreements, but the Company obtained amendments to return it to compliance.

     On February 9, 2000, a director of the Company contacted a representative of Welsh Carson Anderson & Stowe ("WCAS") regarding a possible equity investment by WCAS in the Company. Thereafter, WCAS raised the possibility of making a proposal to acquire the Company, as well as making an equity investment.

     On March 24, 2000, WCAS proposed a recapitalization transaction, in which the Company's stockholders would receive $13.50 per Share in cash for 75% to 93% of their Shares, the Company's debt would be repaid and the Company would receive a significant cash infusion. WCAS and the Company then negotiated the terms of the proposed transaction.

     On March 30, 2000, the Company again amended the terms of its credit agreements. Future credit availability under the amended loan agreements is dependent upon the Company achieving improvements in its operating performance. The Company is required to repay $70 million of term debt on or before January 31, 2001.

     On March 30, 2000, the Company Board met to consider the proposed merger agreement with WCAS. Following a discussion of the WCAS merger agreement and presentations by its financial and legal advisors, the Company Board voted unanimously, with one member, Mr. Wilson, recusing himself, to approve the merger agreement with WCAS.

     The WCAS merger agreement contemplated that stockholders would have the right to elect either to retain their Shares or to receive $14.00 per Share in cash, subject to between 75% to 93% of the Shares being converted to cash. If stockholders elected to retain more than 25% or fewer than 7% of their Shares, they would be subject to proration to bring the amount of cash and stock within these limits. Consummation of the WCAS merger was subject to, among other things, WCAS' receipt of financing.

     The Company Board approved the WCAS merger agreement in light of, among other things:

     - The Company Board's belief that the Company's financial condition would likely deteriorate further as a result of customer, employee and stock market reaction if the Company announced its 1999 results (which were required to be disclosed by March 30, 2000) without the contemporaneous announcement of a merger agreement or significant financing transaction;

     - Presentations by CSFB to the Company Board and the opinion of CSFB to the effect that, as of the date of the opinion and based on and subject to the matters set forth therein, the aggregate consideration to be received in the WCAS merger by the holders of Company Shares was fair, from a financial point of view, to these holders; and

     - The terms of the WCAS merger agreement, including the Company's ability, subject to the Company Board's fiduciary duties, to provide information to and negotiate with third parties and to terminate the WCAS merger agreement and accept a superior proposal upon the payment of a $19 million termination fee and up to $5 million of expense reimbursement, and the Company Board's business judgment that these provisions would not significantly deter a more attractive offer from a bona fide bidder for the Company.

     In the evening of March 30, 2000, the Company and WCAS signed the WCAS merger agreement, and the Company issued a press release announcing its terms. At the same time, the Company issued a press release announcing its fourth quarter and full year 1999 results.

     On March 31, 2000, the Company sent a letter to Parent releasing it from the Confidentiality Agreement, solely to the extent of any provision that would restrict the ability of Parent to make a proposal to the Company.

     On April 28, 2000, Electronic Data Systems Corporation ("EDS") delivered a letter to the Company, in which EDS proposed the acquisition of the Company for $18 to $20 per Share in cash and indicated it might improve its proposal if EDS discovered additional synergy value in due diligence. The proposal was preliminary and non-binding. Later that day, the Company Board authorized the Company and its advisors to explore this proposal with EDS. The Company issued a press release which included the text of the EDS letter and disclosed the Company Board's determination.

     On May 2, 2000, the Company and EDS signed a confidentiality agreement and EDS began a due diligence investigation of the Company.

     On May 15, 2000, EDS announced that it had withdrawn its proposal to acquire the Company.

     On May 23, 2000, Parent delivered a letter to the Company in which it stated that it would like to propose the acquisition of the Company in a stock-for-stock pooling-of-interests transaction at a price per Share within the range of $15 to $17, which was based on a fixed exchange ratio to be determined prior to the public disclosure of Parent's interest in the Company and prior to the execution of a definitive agreement between Parent and the Company. The letter stated that the proposal was conditioned on due diligence. The letter also contained a request that the letter be kept confidential and stated that Parent would withdraw its proposal if it were publicly disclosed. The Company Board authorized the Company and its advisors to negotiate this proposal with Parent.

     On May 25, 2000, the Company and Parent amended the Confidentiality Agreement. Shortly thereafter, Parent conducted a due diligence investigation of the Company.

     On June 13, 2000, Parent delivered a letter to the Company, in which Parent proposed the acquisition of the Company for $16 per Share in cash. The letter also contained a request that the proposal be kept confidential. Separately, Parent indicated that it would withdraw its proposal if it were publicly disclosed. The Company Board authorized the Company and its advisors to negotiate this proposal with Parent.

     On June 13, 2000, an information technology company ("Company B") delivered a letter to the Company, in which Company B proposed the acquisition of the Company for a cash price greater than $16 per Share. The proposal was subject to customary conditions, including due diligence. In the letter, Company B stated that it would withdraw its proposal if it were publicly disclosed. The Company Board authorized the Company and its advisors to negotiate the proposal with Company B.

     On June 14, 2000, counsel for the Company distributed draft merger agreements to Parent and Company B. On June 15, 2000, the Company and Company B signed a confidentiality agreement and Company B began a due diligence investigation of the Company.

     On June 15, 2000, as required by the WCAS merger agreement, the Company sent a notice to WCAS to the effect that the Company had received a merger proposal from Parent and that the Company was giving WCAS two business days' notice prior to the possible acceptance of Parent's proposal.

     On June 19, 2000, Parent indicated to the Company that it would withdraw its proposal if the proposal was not approved by the end of the day. On June 19, 2000, Company B reiterated its interest in acquiring the Company at a price above $16 per Share. Company B stated that it intended to make a proposal on June 26, 2000.

     On June 19, 2000, the Company met to consider the proposed merger agreement with Parent, as well as the indication of interest from Company B. WCAS had indicated that it would not submit a revised proposal. Following a discussion of the issues and presentations by its financial and legal advisors, the Company Board voted unanimously to approve the Merger Agreement. On June 20, 2000, the Company and Parent signed the Merger Agreement and issued a press release announcing its terms.

     On June 26, 2000, Company B informed the Company that it would not submit a proposal that day but expected to submit a proposal in the near future. By a letter agreement, dated as of June 26, 2000, Parent and the Company mutually agreed to extend the commencement of the Offer until June 28, 2000.

     On June 28, 2000, Parent and Purchaser commenced the Offer.

12. THE MERGER AGREEMENT; OTHER ARRANGEMENTS.

     THE MERGER AGREEMENT

     The following is a summary of the material provisions of the Merger Agreement, a copy of which is filed as an exhibit to the Form 8-K filed by Parent on June 20, 2000 with the SEC. The summary is qualified in its entirety by reference to the Merger Agreement, which is deemed to be incorporated by reference herein. The following summary may not contain all of the information important to you, and accordingly, we encourage you to read the entire Merger Agreement. The Merger Agreement may be examined and copies may be obtained from the SEC in the same manner as set forth in Section 7 of this Offer to Purchase. Capitalized terms used in the following summary and not otherwise defined in this Offer to Purchase shall have the meanings set forth in the Merger Agreement.

     The Offer. The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the Minimum Tender Condition and the other conditions of the Offer, as set forth in Section 16 of this Offer to Purchase -- "Certain Conditions of the Offer," Purchaser will purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer. The Merger Agreement further provides that (i) the Minimum Tender Condition may not be amended or waived without the prior written consent of the Company, and (ii) no change may be made to terms and conditions of the Offer that changes the form of consideration to be paid, decreases the price per Share or the number of Shares sought in the Offer, imposes additional conditions to the Offer, extends the expiration date of the Offer, except as set forth in the Merger Agreement, or makes any other change which is adverse to the holders of the Shares.

     Without the consent of the Company, Parent may cause Purchaser to (i) extend the Offer from time to time until December 31, 2000, if at the then-scheduled expiration date of the Offer, any of the conditions to the Offer have not been satisfied (other than conditions not capable of being satisfied), for such amount of time as is reasonably necessary to cause such Offer conditions to be satisfied, no such extension to exceed ten business days, (ii) extend the Offer for any period required by any rule or regulation of the SEC applicable to the Offer, or (iii) if more than 80% but less than 90% of the outstanding Shares have been validly tendered pursuant to the Offer as of the scheduled or extended expiration date, extend the Offer for an aggregate period of not more than five business days beyond the latest expiration date that would otherwise be permitted under clause (ii) of this sentence.

     In addition, Parent and Purchaser have agreed that Purchaser, at the request of Company, shall extend the expiration date of the Offer in one or more periods of not more than ten business days each (but in no event later than December 31, 2000), if (i) any of the conditions set forth in Annex I to the Merger Agreement have not been satisfied or waived at the scheduled or extended expiration date of the Offer, (ii) such condition is reasonably capable of being satisfied, and (iii) Company is in material compliance with all of its covenants in the Merger Agreement.

     Directors. The Merger Agreement provides that promptly upon the acceptance for payment of any Shares pursuant to the Offer, Parent shall be entitled to designate that number of directors (rounded up to the next whole number) on the Company Board that equals the product of (i) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to the Merger Agreement), and (ii) the percentage that the number of Shares beneficially owned by Parent and/or Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding. The Company has agreed to take all action necessary to cause Parent's designees to be elected or appointed to the Company Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors. At such time, to the extent requested by Parent, the Company will use its best efforts to cause Parent's designees to constitute the number of members, rounded up to the next whole number, on each committee of the Company Board and on each board of directors of each subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Company Board. Notwithstanding the foregoing, the parties will use their best efforts to ensure that, prior to the Effective Time, the Company will retain at least two directors who were directors of the Company on the date of the Merger Agreement (the "Continuing Directors"); provided, however, that if there are fewer than two Continuing Directors for any reason, the Continuing Director or other Directors of the Company, as the case may be, shall designate a person or persons to fill such vacancy or vacancies. The Company's obligation to appoint Parent's designees to the Board is subject to certain provisions of the Exchange Act. From and after the time that Parent's designees are elected or appointed to the Company Board until the Effective Time, the approval of a majority of the Continuing Directors shall be required to authorize: (i) any termination of the Merger Agreement by the Company, (ii) any amendment of the Merger Agreement requiring action by the Company Board, (iii) any extension of time of performance of any of the obligations or actions of Parent or Purchaser under the Merger Agreement, (iv) any waiver of compliance with any term or condition of the Merger Agreement for the benefit of the Company, (v) any consent or action by the Company Board under the Merger Agreement, and (vi) any other action by the Company in connection with the Merger Agreement which adversely affects the holders of the Shares (other than Parent or Purchaser).

     At or before the Effective Time, Parent will choose Parent's designees from among its current directors and executive officers as set forth on Schedule I to this Offer to Purchase.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, at the Effective Time, Purchaser will be merged with and into the Company. Following the Merger, the separate existence of Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation"). The Company, as the Surviving Corporation, will succeed to and assume all of the rights and obligations of both the Company and Purchaser. Also following the Merger, the Articles of Incorporation and Bylaws of Purchaser will be the Articles of Incorporation and Bylaws of the Surviving Corporation, and the directors and officers of Purchaser will become the directors and officers of the Surviving Corporation. The Merger Agreement provides that the closing of the Merger will take place as promptly as practicable but in no event later than the second business day after the satisfaction or waiver of the conditions to the Merger. At the closing, the Company, Parent and Purchaser will file the necessary documents with South Carolina public officials to make the Merger effective.

     Conversion of Shares. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (excluding (i) Shares held by any of the Company's subsidiaries, (ii) Shares held by Purchaser or any other subsidiary or affiliate of Purchaser, (iii) Shares held in the treasury of the Company, and (iv) Shares held in any Company benefit plan or the Company Stock Employee Compensation Trust) will, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holder, be converted into and become the right to receive an amount of cash, without interest, equal to the highest price paid per Share pursuant to the Offer (the "Cash Merger Consideration"). At the Effective Time, each Share held by any subsidiary of the Company, by Purchaser or any subsidiary or affiliate of Purchaser or held in the treasury of the Company (excluding Shares held in any Company benefit plan or the Company Stock Employee Compensation Trust) immediately prior to the Effective Time will be canceled and retired and will cease to exist, and no payment shall be made with respect thereto. Moreover, at the Effective Time, each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

     Company Stock Options. At the Effective Time, each outstanding option to purchase Shares (a "Company Stock Option" or collectively "Company Stock Options") issued pursuant to any Company stock option plan (the "Company Plans"), whether vested or unvested, will be canceled and will become the right to receive an amount, without interest, in cash (less any applicable income or employment tax withholding) equal to the number of Shares subject to such Company Stock Option immediately prior to the Effective Time, multiplied by the excess, if any, of the Cash Merger Consideration over the exercise price per Share of such Company Stock Option. Pursuant to the Merger Agreement, the parties have agreed to cooperate to take all reasonable steps necessary to effectuate the foregoing. Furthermore, except as previously disclosed to Parent and Purchaser, the Company has agreed not to grant any rights to acquire Shares or any other interest in the Company and not to take any action to accelerate the vesting of or permit cash payments with respect to Company Stock Options.

     Restricted Stock. At the Effective Time, each share of Company restricted stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holder, be converted into and shall become an amount in cash equal to the Cash Merger Consideration. The agreements evidencing the grants of Company restricted stock shall be canceled.

     Representations and Warranties. The Merger Agreement contains customary representations and warranties of the parties. These include representations and warranties of the Company with respect to, among other things, organization and qualification, subsidiaries, authority, capitalization, SEC filings, financial statements, governmental approvals, compliance with laws, litigation, intellectual property and trade secrets, employment matters, tax matters and property. The Merger Agreement also contains customary representations and warranties of Parent and Purchaser, including among other things, organization and qualification, authority and financing. The representations and warranties contained in the Merger Agreement expire at the Effective Time of the Merger.

     Conduct of Business. From the date of the Merger Agreement until the Effective Time, unless Parent consents in writing, which consent may not to be unreasonably withheld, and except as contemplated by the Merger Agreement or in a schedule attached thereto, the Company has agreed not to, and to cause each of its subsidiaries not to: (i) take any action except in the ordinary course of business and consistent with past practices; (ii) sell, pledge, dispose of or encumber any assets, except inventory, immaterial assets or in the ordinary course of business; (iii) amend its Articles of Incorporation or Bylaws or similar organizational documents, except as provided in the Merger Agreement;
(iv) split, combine or reclassify any outstanding shares of its capital stock;
(v) declare, set aside or pay any dividend, except for dividends paid in the ordinary course of business to the Company or any wholly owned subsidiary; (vi) redeem, purchase, acquire or offer to acquire any shares of capital stock; (vii) enter into any contract or arrangement with respect to matters (ii)-(vi) above;
(viii) issue, sell, pledge or dispose of any Company equity securities, assets or other property, except the issuance of Shares upon the exercise of currently outstanding Company stock options; (ix) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof (except an existing wholly owned subsidiary of the Company); (x) incur indebtedness for borrowed money or issue debt securities in an amount exceeding $100,000 in the aggregate, except as permitted under the Merger Agreement; (xi) enter into or modify any material contract, lease, agreement or commitment, except in the ordinary course of business; (xii) terminate, modify, assign, waive, release or relinquish any contract rights or amend any material rights or claims not in the ordinary course of business;
(xiii) settle or compromise any claim, action, suit or proceeding pending or threatened against the Company or the Company's directors, except in the ordinary course of business; (xiv) grant any increase in salary or compensation to employees of the Company, except in the ordinary course of business or pursuant to an employment agreement or grant any bonus to any employee other than bonuses that are immaterial amount to employees who are not executive officers; (xv) enter into any employment agreement or make any loan to any employee of the Company; (xvi) adopt or amend any collective bargaining, bonus, profit sharing, deferred compensation or other employee benefit plan, agreement or arrangement, except as permitted by the Merger Agreement; (xvii) take any action that would make any of its representations or warranties under the Merger Agreement inaccurate in any respect at, or as of any time before, the Effective Time, or omit to take any action necessary to prevent any of its representations and warranties from being inaccurate at any time; (xviii) fail to use its best efforts to maintain relationships with suppliers and customers; (xix) adopt a plan of, or alter its corporate structure or ownership through, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger; and (xx) make a tax election or compromise any material tax liability.

     Stockholder Approval. If Company stockholder approval of the Merger is required by law, the Company has agreed to, as promptly as practicable following the expiration of the Offer, duly call, give notice of, convene and hold a meeting of its stockholders (the "Stockholders Meeting") for the purpose of obtaining such approval. If a Stockholders Meeting is required, the Company will prepare and file a preliminary Proxy Statement with the SEC and shall use reasonable efforts to respond to any comments of the SEC or its staff and to cause the Proxy Statement to be mailed to the Company's stockholders as promptly as practicable. Subject to its fiduciary duties under applicable law, as determined by the Company Board in good faith and after consultation with counsel, the Company shall, through the Company Board, recommend to its stockholders that approval of the Merger be given. Notwithstanding the foregoing, if Parent or Purchaser shall acquire beneficial ownership of at least 90% of the outstanding Shares, the parties shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a Stockholders Meeting in accordance with the short form merger provisions of the SCBCA. Parent has agreed to cause all Shares owned by Parent or any subsidiary of Parent to be voted in favor of approval of the Merger.

     Access to Information. The Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, the Company will, and will cause each of its subsidiaries to, give Purchaser and its representatives reasonable access, during normal business hours, to its officers, employees, agents, properties, books and records, and will furnish promptly to Purchaser and its representatives financial and operating data and other information concerning the business of the Company and its subsidiaries as Purchaser may reasonably request. All information obtained by Purchaser and its representatives will be kept confidential in accordance with the confidentiality provisions of the Confidentiality Agreement (as defined hereafter) between Parent and the Company. Between the date of the Merger Agreement and the Effective Time, the Company additionally has agreed to furnish to Parent certain monthly and quarterly financial information.

     Further Actions. Pursuant to the Merger Agreement, each of Parent, Purchaser and the Company has agreed to use reasonable efforts to take all actions and to do all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including (i) cooperating in the preparation of filings of the Offer Documents and any filings that may be required under governmental legal requirements; (ii) obtaining consents necessary, proper or advisable for the consummation of the transactions contemplated by the Merger Agreement; (iii) contesting any legal proceeding relating to the Merger; (iv) executing any additional instruments necessary to consummate the transactions contemplated by the Merger; (v) taking any additional action after the Effective Time necessary to carry out the purposes of the Merger Agreement; and (vi) causing the Effective Time to occur as soon as practicable after obtaining stockholder approval of the Merger, if required. Without limiting the foregoing, if requested by any governmental authority, Parent and the Company shall agree to divest, sell, dispose of, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to its or its subsidiaries' ability to retain or operate, any of the businesses, product lines or assets of Parent, the Company or their respective subsidiaries, provided that any such action is conditioned on the consummation of the Offer or the Merger and such action would not be material in the context of the Company and its subsidiaries taken as a whole.

     Inquiries and Negotiations. The Merger Agreement provides that the Company and its subsidiaries, and their respective officers, directors, employees, representatives or agents, will not, directly or indirectly, encourage, solicit, continue, participate in, continue discussions or negotiations with, or provide any information or data to and will immediately cease any discussions or negotiations with anyone (other than Parent, Purchaser or any designees of either entity) concerning any Alternative Transaction. The term "Alternative Transaction" means any (i) merger, consolidation, recapitalization, tender or exchange offer, debt restructuring or similar transaction involving the Company or its Shares, (ii) the sale of more than 25% of the common stock or other capital stock of the Company, or (iii) the sale of assets (including stock of subsidiaries) representing more than 25% of the assets of the Company and its subsidiaries, taken as a whole.

     The Merger Agreement also requires the Company to notify Parent promptly in the event that the Company receives any proposal or inquiry concerning an Alternative Transaction, including the material terms and conditions thereof and the identity of the party submitting such proposal, and shall keep Parent updated on material developments affecting such Alternative Transaction. Prior to furnishing any non-public information, or entering into negotiations or discussions, with respect to an Alternative Transaction, the Company shall obtain an executed confidentiality agreement from the third party involved in the Alternative Transaction on terms substantially the same as, or no less favorable to the Company in any material respect than, those contained in the Confidentiality Agreement; provided such agreement need not contain a "standstill" provision or otherwise restrict the ability of the third party to make a proposal to the Company Board. Without limiting the foregoing, the Company shall provide Parent with not less than two business days' notice prior to the execution by the Company of any definitive agreement with respect to any Alternative Transaction or any public announcement relating to the approval of any Alternative Transaction.

     If required by the fiduciary duties of the Company Board as determined in good faith by the Company Board after consultation with counsel, and if solely in connection with a Superior Proposal (as defined herein) or a proposal that is reasonably likely to lead to a Superior Proposal, then but only then may the Company participate in negotiations or provide information in connection with an Alternative Transaction. The term "Superior Proposal" shall mean any bona fide proposal to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than two-thirds of the Shares then outstanding or all or substantially all of the consolidated assets of the Company and otherwise on terms which the Company Board by a majority vote determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation and with the advice of such financial advisor as to the financial ability of the potential acquirer) to be more favorable to the Company's stockholders than the Merger.

     If the Merger is not consummated for any one of the following reasons: (i) the Merger Agreement is terminated by Parent, prior to the purchase of Shares in the Offer, because the Company Board withdrew, modified or amended in a manner adverse to Purchaser its approval or recommendation of the Merger or approved, recommended or endorsed any proposal for, or authorized the Company to enter into, an Alternative Transaction; (ii) the Merger Agreement is terminated by the Company due to the Company's entering into a written agreement with respect to an Alternative Transaction, or a third party has commenced a tender offer which, in either case, the Company Board believes in good faith is a Superior Proposal;
(iii) within twelve months of the date of termination of the Merger Agreement (other than by reason of Parent's failure to comply with or perform, or its breach of, in any material respect any of its agreements or covenants contained therein), there is an agreement of the Company to enter into, or the consummation of, a transaction that is the subject of an inquiry, proposal or offer that is an Alternative Transaction that was publicly announced or submitted to the Company prior to the termination of the Merger Agreement; or
(iv) the Merger Agreement is terminated by the Company because the waiting period with respect to the purchase of Shares in the Offer under the HSR Act or similar statutes or regulations of foreign jurisdictions shall not have expired or been terminated on or following August 20, 2000, and the Company Board shall have determined that such waiting period will not be satisfied by December 31, 2000, and within twelve months of the date of termination of this Agreement (other than by reason of Parent's failure to comply with or perform, or its breach of, in any material respect, any of its agreements or covenants contained therein), the Company agrees to enter into, or consummates, a transaction that is an Alternative Transaction; then, the Company shall pay to Parent or its designated beneficiary within two business days following the occurrence of any one of the foregoing, a fee of $19 million in cash, plus all documented out-of-pocket costs and expenses of Parent, including, without limitation, financing fees, fees and expenses of counsel, accountants, investment bankers and other advisors, filing fees and printing expenses, up to a maximum of $5 million. In the event that the Merger Agreement is terminated for any other reason and the Company shall have failed to comply with or perform, or shall have breached, in any material respect, any of its covenants or agreements contained in the Merger Agreement, the Company shall pay to Parent or its designated beneficiary, within two business days following such termination, the out-of-pocket costs and expenses of Parent referred to above, provided that Parent shall not have failed to comply with or perform, or shall not have breached, in any material respect, any of its covenants or agreements contained in the Merger Agreement.

     Notification of Certain Matters. Each of the Company and Parent has agreed to give prompt notice to the other of (i) the occurrence or nonoccurrence of any event that would be likely to cause any of its representations and warranties to be untrue or inaccurate in any material respect, and (ii) any material failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement. Parent has agreed that it will not take any action that would make any representation or warranty of Parent under the Merger Agreement inaccurate in any respect at, or as of any time prior to, the Effective Time, or omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time.

     Indemnification. The Merger Agreement requires Parent to provide, until the sixth anniversary of the closing date of the Merger, to the directors and officers who currently are covered by the Company's existing insurance and indemnification policy an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is no less favorable than the Company's existing policy or, if substantially equivalent coverage is unavailable, the best available coverage; provided, however, that Parent shall not be required to pay an annual premium for the coverage in excess of 200% of the last annual premium paid by the Company prior to the date of the Merger Agreement. After the Effective Time, the Surviving Corporation shall indemnify and hold harmless each person who has been prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, an officer or director of the Company or any of its subsidiaries against all losses, claims, damages, costs, expenses (including without limitation counsel fees and expenses), settlements, payments or liabilities arising out of or in connection with the fact that such person is or was an officer or director of the Company or any of its subsidiaries, or pertaining to the Merger Agreement or the transactions contemplated by the Merger Agreement, in each case to the fullest extent required or permitted under applicable law or under the Surviving Corporation's Articles of Incorporation or Bylaws.

     Employee Benefit Matters. The Merger Agreement provides that from and after the Effective Time, the Surviving Corporation and its subsidiaries will honor in accordance with their terms all existing employment, severance, consulting and salary continuation agreements between the Company or any of its subsidiaries and any current or former executive officer or director of the Company or any of its subsidiaries of a type required to be filed with the SEC pursuant to the Exchange Act, subject to any modifications agreed to by any such officers or directors. From and after the Effective Time, employees of the Company shall participate in all benefit plans of Parent to the same extent as similarly situated employees of Parent. To the extent permitted under applicable law, each employee of the Company or its subsidiaries shall be given credit for all service with the Company or its subsidiaries (or service credited by the Company or its subsidiaries) under all employee benefit plans, programs, policies and arrangements maintained by the Surviving Corporation in which they participate or in which they become participants for purposes of eligibility, vesting and benefit accrual including, without limitation, for purposes of determining (i) short-term and long-term disability benefits, (ii) severance benefits, (iii) vacation benefits and (iv) benefits under any retirement plan. If there is a material reduction, in the aggregate, in the employee benefits provided to employees of the Company six months after the Effective Time, as compared to the benefits provided on the date of the Merger Agreement, there will be a one-time equitable cash adjustment for those affected employees. Effective as of immediately prior to the purchase of Shares in the Offer, the Company shall cause every plan which has a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code to be terminated and the account of each participant in such plan to become 100% vested and nonforfeitable and Parent will cause there to be no gap in 401(k) plan availability.

     Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Shares (including derivative securities with respect to the Shares) resulting from the transactions contemplated by the Merger Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

     Works Councils. Prior to the Effective Time, the Company and Parent shall notify all works councils, as appropriate, as to the transactions contemplated by the Merger Agreement, shall reasonably consult with such works councils to the extent required, and shall make such changes to this Agreement as are mutually agreed by Parent and the Company as required as a result of such consultations.

     Promissory Notes. On June 21, 2000, Parent paid, on behalf of the Company, $19 million required to be paid by the Company to WCAS pursuant to the WCAS merger agreement. The $19 million is repayable by the Company to Parent pursuant to a promissory note executed and delivered by the Company on June 20, 2000 in favor of Parent. Parent also will pay, on behalf of the Company, up to an additional $5 million required to be paid by the Company to WCAS. This amount of up to $5 million also will be repayable by the Company to Parent pursuant to a promissory note. Parent additionally has agreed to loan to the Company, upon request from the Company, from time to time, funds for use as working capital up to the aggregate amount of $30 million (the "Loan"). From time to time as draw-downs are requested, the Company will execute and deliver to Parent revolving promissory notes in the amounts of the funds borrowed from Parent. Such promissory notes will include the following terms, among others: (i) interest, repayment and default provisions; (ii) a $1 million minimum draw-down;
(iii) a minimum three business day's notice of a draw-down; and (iv) all draw-downs to be subject to actual need as reasonably demonstrated by the Company to Parent pursuant to a form of takedown letter to be mutually agreed between the parties in good faith. The Company has represented to Parent that it does not anticipate requiring a draw-down on the Loan prior to July 31, 2000. All of the promissory notes will be in substantially the same form and will be due and payable upon the earlier of (i) July 3, 2001 or (ii) immediately prior to the occurrence of an "Event of Default" as described and defined in Section 6.1(k) of the Credit Agreements (as the term "Credit Agreements" is defined in the subordination agreement (the "Subordination Agreement") by and among the Company, Parent and Bank of America, N.A., as agent for the Senior Lenders, which was executed in conjunction with the Merger Agreement).

     Conditions to the Merger. The respective obligations of Company and Purchaser to complete the Merger are subject to the fulfillment of the following conditions: (i) the Merger Agreement having been duly approved by the holders of two-thirds of the outstanding Shares; (ii) no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any United States court or United States governmental authority which prohibits, restrains or enjoins the consummation of the Merger; and (iii) Purchaser shall have accepted for payment and paid for Shares pursuant to the Offer, provided that Parent and Purchaser may not assert this condition if the failure to accept Shares for payment was in breach of the Merger Agreement.

     Termination and Abandonment. The Merger Agreement may be terminated and the merger abandoned at any time prior to the Effective Time as follows: (i) by mutual actions of the boards of directors of the Company and Parent; (ii) by either the Company or Parent, if the Offer has expired without the acceptance of Shares, or the purchase of Shares pursuant to the Offer shall not have occurred on or prior to the close of business on December 31, 2000, unless such event has been caused by the breach of the Merger Agreement by the party seeking such termination; (iii) by the Company if, prior to the purchase of the Shares in the Offer, (A) the Company enters into a definitive written agreement with respect to an Alternative Transaction, or a third party has commenced a tender offer which, in either case, the Company Board believes in good faith is a Superior Proposal, or (B) the representations and warranties of Parent contained in the Merger Agreement are not true and correct (except to the extent that the aggregate of all breaches thereof would not have a Material Adverse Effect on Parent), or (C) Parent shall have failed to perform in all material respects its covenants and obligations contained in the Merger Agreement, which failure to perform has not been cured within ten business days after the giving of written notice to Parent; (iv) by Parent if, prior to the purchase of the Shares in the Offer, the Company Board shall have withdrawn, modified or amended in a manner adverse to Purchaser its approval or recommendation of the Merger or approved, recommended or endorsed any proposal for, or authorized the Company to enter into, an Alternative Transaction; or (v) by the Company on or after August 20, 2000 and prior to the purchase of Shares in the Offer if (A) the waiting period with respect to the purchase of Shares in the Offer under the HSR Act or similar statutes or regulations of foreign jurisdictions shall not have expired or been terminated, (B) the Board of Directors of the Company shall determine in good faith, after consultation with counsel, that it believes that there is a substantial likelihood that the conditions set forth in clause (A) will not be satisfied by December 31, 2000, and (C) the Company has provided Parent with at least two weeks' notice prior to termination. In the event of the termination of the Merger Agreement, except for the amounts described under the headings entitled "Inquiries and Negotiations" and "Promissory Notes" and any liability arising out of a willful breach, no party shall have any liability to any other party or its stockholders or directors or officers, and the Merger Agreement shall become void and have no effect.

     Publicity. The Company and Purchaser agree that they will not issue any press release or make any other public announcement concerning the Merger Agreement or the transactions contemplated thereby without the prior consent of the other party, except such public disclosure that the Company believes in good faith to be required by law.

     Amendment. The Merger Agreement may be amended by action taken by the boards of directors of the Company and Purchaser at any time before or after approval, if necessary, of the Merger by the stockholders of the Company but, after any such approval, no amendment shall, without the consent of the stockholders, be made which reduces the amount or alters the form of the consideration that the stockholders of the Company shall be entitled to receive upon the Effective Time.

     Waiver. Each of the Company and Parent may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other made in the Merger Agreement or in any other document delivered pursuant to the Merger Agreement, (iii) waive compliance by the other party with the conditions contained in the Merger Agreement; or (iv) waive performance by the other party with the obligations contained in the Merger Agreement. By letter, dated as of June 26, 2000, Parent and the Company mutually agreed to extend the commencement of the Offer until June 28, 2000.

     GOING PRIVATE TRANSACTIONS.

     The Merger would have to comply with any applicable Federal law operative at the time of its consummation including Rule 13e-3 under the Exchange Act which applies to certain "going private" transactions. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the Merger and the consideration offered to minority stockholders in the Merger be filed with the SEC and disclosed to stockholders prior to the consummation of the Merger. Purchaser does not believe that Rule 13e-3 will be applicable to the Merger unless the Merger is consummated more than one year after the termination of the Offer.

     CONFIDENTIALITY AGREEMENT.

     The following is a summary of certain provisions of the Confidentiality Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed with the SEC as Exhibit (d)(3) to the Schedule TO and incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Confidentiality Agreement. The Confidentiality Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 7 of the Offer to Purchase -- "Certain Information Concerning the Company."

     The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Parent and the Company have mutually agreed, subject to certain exceptions, to keep confidential all non-public, confidential or proprietary information exchanged between each other, including notes, summaries, reports, analyses or other materials derived from the information exchanged (the "Confidential Information"), and to use the Confidential Information solely for the purpose of evaluating a possible transaction ("Transaction") involving Parent and the Company, together with any of their subsidiaries or affiliates.

     On March 31, 2000, the Company sent a letter to Parent releasing it from the Confidentiality Agreement, solely to the extent of any provision that would restrict the ability of Parent to make a proposal to the Company Board. Pursuant to a May 25, 2000 amendment to the Confidentiality Agreement, Parent agreed not to acquire, or cause any of its representatives to acquire, any securities of the Company prior to November 30, 2001, without the Company's prior written consent. Notwithstanding this restriction on acquiring securities of the Company, Parent is permitted to (a) make an offer to acquire all Shares or other capital stock of the Company, whether through merger, tender or exchange offer or otherwise or (b) purchase shares of the

Company's capital stock pursuant to a tender or exchange offer for all outstanding Shares. The May 25, 2000 amendment also extended until May 23, 2001 the period during which Parent and the Company each agree not to solicit certain members of management for employment from the other, in the event that a Transaction is not consummated.

13. PURPOSE OF THE OFFER; PLANS FOR THE COMPANY.

     Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as soon as practicable following the satisfaction or waiver of each of the conditions to the Merger set forth in the Merger Agreement.

     Plans for the Company. Except as otherwise set forth in this Offer to Purchase, it is expected that, initially following the Merger, the business operations of the Company will be continued by the Surviving Corporation substantially as they are currently being conducted. The directors of Purchaser will be the initial directors of the Surviving Corporation, and the officers of Purchaser will be the initial officers of the Surviving Corporation. Upon completion of the Offer and the Merger, Parent intends to conduct a detailed review of the Company and its assets, corporate structure, capitalization, operations, policies, management and personnel. After such review, Parent will determine what actions or changes, if any, would be desirable in light of the circumstances which then exist.

     Except as described in this Offer to Purchase, neither Parent nor Purchaser has any present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the Company Board or management, including, but not limited to, any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company Board or to change any material term of the employment contract of any executive officer; (iv) any material change in the Company's capitalization, indebtedness or dividend policy, (v) any other material change in the Company's corporate structure or business, (vi) a class of securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, or (vii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. Certain members of the Company's current management are not expected to continue with the Surviving Corporation following the Merger. See Sections 12 and 14 of the Offer to Purchase -- "The Merger Agreement; Other Arrangements" and "Certain Effects of the Offer," respectively.

14. CERTAIN EFFECTS OF THE OFFER.

     Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

     Stock Quotation. Inclusion of the Shares on the New York Stock Exchange is voluntary, so the Company may terminate that inclusion at any time. Parent has no intention to cause the Company to terminate the inclusion of the Shares on the New York Stock Exchange prior to the Merger. However, depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion on the New York Stock Exchange. According to its published guidelines, the New York Stock Exchange would give consideration to delisting the Shares if, among other things, the number of publicly held Shares falls below 600,000 or the number of holders of round lots of Shares falls below 400 (or below 1,200 if the average monthly trading volume is below 100,000 for the last twelve months). Shares held by officers or directors of the Company or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered as being publicly held for this purpose.

     If the New York Stock Exchange were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or through the National Association of Securities Dealers Automated Quotation System or other sources. The extent of the public market for the Shares and the availability of such quotations would depend upon such factors as the number of stockholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms and the possible termination of registration under the Exchange Act (as described below). We cannot predict whether the reduction in the number of Shares that otherwise might trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

     Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Such registration of the Shares may be terminated upon application of the Company to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 holders of record of the Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to
Section 14(a) of the Exchange Act in connection with stockholders' meetings and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933 may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for inclusion on the New York Stock Exchange.

     Purchaser believes that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act and it would be the intention of Purchaser to cause the Company to make an application for termination of registration of the Shares as soon as possible after consummation of the Merger, if the Shares are then eligible for such termination. Purchaser does not currently intend to cause the Shares to be deregistered under the Exchange Act prior to the consummation of the Merger.

     Margin Regulations. The Shares are currently "margin securities" under the Regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

15. DIVIDENDS AND DISTRIBUTIONS.

     The Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, unless the Parent has consented in writing, the Company may not declare, set aside or pay any dividend, except for dividends paid in the ordinary course of business to the Company or any wholly owned subsidiary of the Company, or redeem, purchase, acquire or offer to acquire any shares of capital stock of the Company or any of its subsidiaries.

16. CERTAIN CONDITIONS OF THE OFFER.

     Notwithstanding any other provision of the Offer or the Merger Agreement, and in addition to and not in limitation of Purchaser's rights to extend and amend the Offer (subject to the terms of the Merger

Agreement), and subject to any applicable rules and regulations of the SEC including Rule 14e-l(c) under the Exchange Act relating to Purchaser's obligation to pay for or return any tendered Shares after termination of the Offer, Purchaser shall not be required to accept for payment or pay for Shares tendered pursuant to the Offer, may delay the acceptance for payment of any Shares and subject to the terms of the Merger Agreement may extend the Offer one or more times, and may terminate the Offer at any time after the Expiration Date (subject to the Company's right under the Merger Agreement to request that Purchaser extend the Offer) if (i) less than two-thirds of the outstanding Shares on a fully diluted basis (including for purposes of such calculation all Shares issuable upon exercise of all vested Company stock options and unvested Company stock options that vest prior to the Effective Time, but excluding any Shares held by the Company or any of its subsidiaries) have been tendered pursuant to the Offer by the expiration of the Offer and not withdrawn; (ii) any applicable waiting period under the HSR Act or similar statutes or regulations of a foreign jurisdiction has not expired or terminated; (iii) all necessary consents and approvals from all governmental entities shall not have been obtained on terms and conditions reasonably satisfactory to Parent; or (iv) at any time after the date of the Merger Agreement and before the Expiration Date, any of the following events shall occur and be continuing:

          (a) any action taken, or any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any domestic or foreign court or other governmental entity which directly or indirectly (i) prohibits, or makes illegal, the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (ii) renders Purchaser unable to accept for payment, pay for or purchase some or all of the Shares or (iii) imposes material limitations on the ability of Parent effectively to exercise full rights of ownership of the Shares, including the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders, unless in each case such action is conditioned upon the consummation of the Offer or the Merger or would not be material to the Company and its subsidiaries as a whole;

          (b) (i) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct (unless the aggregate of all breaches would not have a Material Adverse Effect on the Company) at the date of the Merger Agreement and as of the consummation of the Offer with the same effect as if made at and as of the consummation of the Offer,
     (ii) the Company shall have failed to perform in all material respects its covenants and obligations contained in the Merger Agreement, which failure to perform has not been cured within ten business days after the giving of written notice to the Company, or (iii) except as disclosed in the Company's SEC filings or the Merger Agreement, there shall have occurred since March 31, 2000 any events or changes which constitute a Material Adverse Effect on the Company, other than as a result of the announcement or expectation of the Merger;

          (c) (1) a tender offer or exchange offer for 15% or more of the outstanding Shares is commenced, and the Company Board, within ten business days after such tender offer or exchange offer is commenced, either fails to recommend against acceptance of the tender offer or exchange offer by its stockholders or takes no position with respect to the acceptance of the tender offer or exchange offer by its stockholders; or (2) any person or group shall have entered into a definitive agreement or agreement in principle with Company with respect to a third party acquisition;

          (d) the Company Board shall have withdrawn, or modified or changed in a manner adverse to Parent and Purchaser (including by amendment of the Schedule 14D-9), its recommendation of the Offer, the Merger Agreement or the Merger, or recommended another proposal or offer, or the Company Board shall have resolved to do any of the foregoing; or

          (e) the Merger Agreement shall have terminated in accordance with its terms,

which in the good faith judgment of Parent, in any such case, and regardless of the circumstances (including any action or inaction by Parent) giving rise to such condition makes it inadvisable to proceed with the Offer or the acceptance for payment of or payment for the Shares.

     The conditions set forth above are for the sole benefit of Parent and Purchaser and may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser. The failure by Parent and Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

17. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

     General. Purchaser is not aware of any material pending legal proceeding relating to the Offer. Based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company's business that might be adversely affected by Purchaser's purchase of the Shares as contemplated herein or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the purchase or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under "State Takeover Statutes," such approval or other action will be sought. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approval were not obtained or such other action were not taken, adverse consequences might not result to the Company's business, or certain parts of the Company's business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 16 of this Offer to Purchase -- "Certain Conditions of the Offer."

     State Takeover Statutes. A number of states (including South Carolina, where the Company is incorporated), have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Except as described herein, Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger or any other business combination between Purchaser or any of its affiliates and the Company. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger or other business combination, Purchaser believes that there are reasonable bases for contesting such laws. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting Shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that certain Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent Regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

     Section 35-2-218 of the SCBCA ("Section 35-2-218"), in general, prevents an "interested shareholder" (including a person who owns or has the right to acquire 10% or more of the corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a South Carolina corporation for a period of two years following the date such person became an interested shareholder. The Company Board has taken all appropriate action so that neither Parent nor Purchaser is or will be considered an "interested shareholder" pursuant to Section 35-2-218.

     Neither Parent nor Purchaser has determined whether any other state takeover laws or regulations will by their terms apply to the Offer or the Merger, and except as set forth above, neither Purchaser nor Parent has attempted to comply with any state takeover statutes in connection with the Offer or the Merger. Purchaser and Parent reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action taken by Parent or Purchaser in connection with the Offer is intended as a waiver of that right. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that such takeover statute is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 16 of this Offer to Purchase -- "Certain Conditions of the Offer."

     Antitrust Regulatory Matters. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

     Pursuant to the requirements of the HSR Act, Purchaser expects to file a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on or about June 28, 2000. The waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 p.m., New York City time, 15 days after such filing. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Purchaser and the Company. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Purchaser with such request, even if the Company has not complied by that date. Thereafter, such waiting period can be extended only by court order or by consent.

     Any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See Section 4 of this Offer to Purchase -- "Withdrawal Rights." If Purchaser is delayed in its purchase of the Shares due to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer will be extended in certain circumstances. See Section 16 of this Offer to Purchase -- "Certain Conditions of the Offer."

     Completion of the transactions also may require certain other regulatory approvals, including approvals of foreign regulatory authorities. Under the laws of certain foreign nations, the Merger may not be completed unless certain filings are made with these nations' antitrust regulatory authorities and these authorities approve or clear the Merger. The parties conduct operations in a number of foreign countries, some of which have voluntary and/or post-merger notification systems. The parties intend to file shortly all non-U.S. antitrust pre-merger notifications that they believe are required. Should any other approval or action be required, the parties currently contemplate that such approval or action would be sought.

     Although the parties believe that they will obtain all material required regulatory approvals in a timely manner, it is not certain that all such approvals will be received in a timely manner or at all or that governmental authorities will not impose unfavorable conditions for granting the required approvals.

     The Antitrust Division, the FTC and foreign antitrust authorities scrutinize the legality under the antitrust laws of transactions such as the purchase of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division, the FTC or foreign antitrust authorities could take such action under antitrust laws as deemed necessary or desirable to challenge the Merger, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual states) may also bring legal actions under antitrust laws if circumstances permit. Purchaser does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Section 16 of this Offer to Purchase -- "Certain Conditions of the Offer," including conditions with respect to litigation and certain governmental actions and Section 12 of this Offer to Purchase -- "The Merger Agreement; Other Arrangements" for certain termination rights.

18. APPRAISAL RIGHTS.

     The Company Board has unanimously approved the Merger and adopted the Merger Agreement. Depending upon the number of Shares purchased by Purchaser pursuant to the Offer, the Company Board may be required to submit the Merger Agreement to the Company's stockholders for approval at a stockholders' meeting convened for that purpose in accordance with South Carolina law. If stockholder approval is required, the Merger Agreement must be approved by two-thirds of all votes entitled to be cast at such meeting. If the Minimum Tender Condition is satisfied, Purchaser will have sufficient voting power to approve the Merger Agreement at the stockholders' meeting without the affirmative vote of any other stockholder. If Purchaser acquires at least 90% of the Shares pursuant to the Offer, the Merger may be consummated without a stockholders' meeting and without the approval of the Company's stockholders.

     No appraisal rights are available in connection with the Offer. Stockholders may have appraisal rights in connection with the Merger if for some reason the Shares are not listed on a national securities exchange or quoted on the Nasdaq National Market System. Parent does not currently intend to delist the Shares from the New York Stock Exchange until after the consummation of the Merger.

     If the Shares are delisted from the New York Stock Exchange prior to the consummation of the Merger, holders of Shares at the Effective Time will have certain rights under Sections 33-13-101 to 33-13-300 of the SCBCA to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares (the "Dissenting Shares"). Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Dissenting Shares. Any such judicial determination of the fair value of Dissenting Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Dissenting Shares, including asset values and the investment value of the Dissenting Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the Cash Merger Consideration.

     The foregoing summary of the rights of objecting stockholders does not purport to be a complete statement of the procedures to be followed by stockholders of the Company desiring to exercise any available dissenters' rights. The foregoing summary is qualified in its entirety by reference to Sections 33-13-101 to 33-13-300 of the SCBCA. The preservation and exercise of dissenters' rights require strict adherence to the applicable provisions of the SCBCA.

19. FEES AND EXPENSES.

     Parent has retained Goldman, Sachs & Co. to render financial advisory services to Parent concerning its acquisition of the Company, to act as the Dealer Manager in connection with the Offer and to arrange financing for the Offer, pursuant to which Goldman, Sachs & Co. will be paid customary compensation and will be reimbursed for certain out-of-pocket expenses. Parent and Purchaser have agreed to indemnify the Dealer Manager and certain related persons against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws.

     Parent and Purchaser have retained Morrow & Co., Inc. to be the Information Agent and ChaseMellon Shareholder Services, L.L.C. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary, the Information Agent and the Dealer Manager) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding Offering materials to their customers.

20. MISCELLANEOUS.

     Neither Purchaser nor Parent is aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If either Purchaser or Parent becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Parent and Purchaser will make a good faith effort to comply with that state statute. If, after a good faith effort, Purchaser and Parent cannot comply with the state statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PARENT OR PURCHASER NOT CONTAINED IN THE OFFER DOCUMENTS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendations of the Company Board with respect to the Offer and the reasons for such recommendations and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC (but not the regional offices of the SEC) in the manner set forth in Section 7 of this Offer to Purchase -- "Certain Information Concerning the Company."

                                          Patriot Acquisition Corp.
June 28, 2000

                                  SCHEDULE I:

            DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

1. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT.

     The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Parent. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Parent. Unless otherwise indicated, the business address of each such person is c/o Parent at 2100 East Grand Avenue, El Segundo, California 90245 and each such person is a citizen of the United States.

   DIRECTORS AND
 EXECUTIVE OFFICERS        PRESENT PRINCIPAL AND FIVE-YEAR EMPLOYMENT HISTORY
 ------------------        --------------------------------------------------
VAN B. HONEYCUTT*     Chairman, President and Chief Executive Officer of Parent.
                      Van B. Honeycutt was elected Chairman of Parent's Board of
                      Directors effective March 29, 1997. He was appointed Chief
                      Executive Officer effective April 1, 1995. He joined Parent in 1975 and was elected President and Chief Operating
                      Officer during 1993. Prior to his election he was a Vice
                      President of Parent and President of the Industry Services
                      Group. He was formerly President of CSC Credit Services,
                      Inc. He has held a variety of other positions with Parent.
                      Director of Beckman Coulter, Inc. and Tenet Healthcare
                      Corporation.
LEON J. LEVEL*        Director, Vice President and Chief Financial Officer of
                      Parent. Leon J. Level joined Parent in 1989 as Vice
                      President and Chief Financial Officer and as a member of
                      Parent's Board of Directors. Former positions include Vice
                      President and Treasurer of Unisys Corporation and Chairman
                      of Unisys Finance Corporation; Assistant Corporate
                      Controller and Executive Director of The Bendix Corporation;
                      and Principal with the public accounting firm of Deloitte &
                      Touche LLP. He is a Certified Public Accountant.
IRVING W. BAILEY,     Director of Parent. Irving W. Bailey, II joined Parent in
  II*                 1992 as a member of its Board of Directors. President of
                      Bailey Capital Corporation. Former Chairman and Chief
                      Executive Officer of Providian Corporation. Director of High
                      Speed Access Corp.
STEPHEN L. BAUM*      Director of Parent. Stephen L. Baum joined Parent in 1999 as a member of its Board of Directors. Vice Chairman, President and Chief Executive Officer of Sempra Energy.
WILLIAM R. HOOVER*    Director and Chairman of the Executive Committee of Parent.
                      William R. Hoover joined Parent in 1968. Former Chairman,
                      President and Chief Executive Officer of Parent. Director of
                      Merrill Lynch & Co., Inc., Storage Technology Corporation
                      and Rofin-Sinar Technologies Inc.
THOMAS A. MCDONNELL*  Director of Parent. Thomas A. McDonnell joined Parent in
                      1997 as a member of Parent's Board of Directors. President,
                      Chief Executive Officer and Director of DST Systems, Inc.
                      and Director of Euronet Services Inc., Informix Corporation
                      and BHA Group Holdings, Inc.
F. WARREN MCFARLAN*   Director of Parent. F. Warren McFarlan joined Parent in 1989 as a member of its Board of Directors. Senior Associate
                      Dean, Director of External Relations and Albert H. Gordon
                      Professor of Business Administration at the Graduate School
                      of Business Administration, Harvard University. Director of
                      Providian Financial Corporation and Li & Fung Limited.
JAMES R. MELLOR*      Director of Parent. James R. Mellon joined Parent in 1992 as a member of its Board of Directors. Former Chairman,
                      President and Chief Executive Officer of General Dynamics
                      Corporation. Director of General Dynamics Corporation,
                      Bergen Brunswig Corporation, USEC Inc., Howmet International
                      Inc. and Net2Phone, Inc.

   DIRECTORS AND
 EXECUTIVE OFFICERS        PRESENT PRINCIPAL AND FIVE-YEAR EMPLOYMENT HISTORY
 ------------------        --------------------------------------------------
WILLIAM P. RUTLEDGE*  Director of Parent. William P. Rutledge joined Parent in
                      1997 as a member of its Board of Directors. Former positions include President, Chief Executive Officer and Director of
                      Allegheny Teledyne Incorporated. Chairman of Communica-
                      tions & Power Industries, Inc.
HARVEY N. BERNSTEIN   Vice President of Parent. Harvey N. Bernstein joined Parent as Assistant General Counsel in 1983. He became Deputy
                      General Counsel and was elected a Vice President in 1988.
                      Prior to joining Parent, he specialized in government
                      procurement law at the firm of Fried, Frank, Harris, Shriver
                      & Jacobson in Washington, D.C.
EDWARD P. BOYKIN      Vice President of Parent. Edward P. Boykin joined Parent in
                      1966 and has held numerous positions with several Parent
                      divisions. He was elected a Vice President in 1995. Since
                      May, 1999, he has been President of the Financial Services
                      Group. From 1998 to 1999, he was responsible for leveraging the capabilities that exist within the J.P. Morgan & Co.
                      Incorporated and E.I. duPont de Nemours and Company
                      accounts. Previously, he was President of The Pinnacle
                      Alliance, a Parent-managed organization providing
                      information technology outsourcing and other services to
                      J.P. Morgan & Co. Incorporated, from 1996 to 1998, and
                      President of the Technology Management Group from 1993 to
                      1996.
MILTON E. COOPER      Vice President of Parent. Milton E. Cooper joined Parent in
                      1984 as Group Vice President of program development. He was named President of the Federal Sector, formerly known as the
                      Systems Group, in December 1991 and became a Corporate Vice
                      President in January 1992. A veteran of 36 years in the
                      information industry, he has held senior sales and marketing positions with IBM Corporation and Telex Corporation. He is a graduate of the United States Military Academy at West
                      Point.
BRYAN BRADY           Vice President and Controller of Parent. Bryan Brady joined
                      Parent in 1997 and served as Vice President, Finance of
                      European Business Development and then Vice President,
                      Finance and Administration of the United Kingdom Division.
                      He was elected Vice President and Controller of Parent in
                      February, 2000. Prior to joining Parent, he worked for
                      International Computers Ltd. from 1985 to 1997 and held
                      various executive-level finance positions. He also spent
                      seven years in South Africa and Saudi Arabia as general
                      manager of a joint ventures division.
HAYWARD D. FISK       Vice President, General Counsel and Secretary of Parent.
                      Hayward D. Fisk joined Parent in 1989 as Vice President,
                      General Counsel and Secretary. Prior to joining Parent, he was associated for 21 years with Sprint Corporation
                      (formerly United Telecommunications, Inc.), in various legal and executive officer positions, most recently as Vice
                      President and Associate General Counsel.
RONALD W. MACKINTOSH  Vice President of Parent. Ronald W. Mackintosh joined Parent in 1988 as a result of the Index acquisition, where he was
                      Managing Director of its London office. Previously he was a partner in the London office of Nolan, Norton & Company. In
                      1991, he was named Chief Executive Officer of Parent's U.K.
                      Operations and, subsequently, President of the European
                      Group. In 1993 he was elected a Vice President of Parent.
PAUL T. TUCKER        Vice President of Parent. Paul T. Tucker joined Parent in
                      1996 as a Corporate Development executive, and in August,
                      1997 was elected Vice President of Corporate Development.
                      Prior to joining Parent, he was President and Chief
                      Executive Officer of Knight-Ridder Financial, an electronic real-time financial market information company, from 1990 to
                      1995. Previously, he founded and served as President and
                      Chief Technologist of HAL Communications Corp., a
                      communications hardware and software company and was an
                      Associate Professor and Senior Research Engineer at the
                      University of Illinois.

---------------
* Member of Parent's Board of Directors.

2. DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER.

     The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Purchaser. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Parent. Unless otherwise indicated, the business address of each such person is c/o Parent at 2100 East Grand Avenue, El Segundo California 90245 and each such person is a citizen of the United States.

  DIRECTORS AND
EXECUTIVE OFFICERS       PRESENT PRINCIPAL AND FIVE-YEAR EMPLOYMENT HISTORY
------------------       --------------------------------------------------
VAN B. HONEYCUTT*   President and Director of Purchaser. Chairman, President and
                    Chief Executive Officer of Parent. Van B. Honeycutt was
                    elected Chairman of Parent's Board of Directors effective
                    March 29, 1997. He was appointed Chief Executive Officer
                    effective April 1, 1995. He joined Parent in 1975 and was
                    elected President and Chief Operating Officer during 1993.
                    Prior to his election he was a Vice President of Parent and
                    President of the Industry Services Group. He was formerly
                    President of CSC Credit Services, Inc. He has held a variety of other positions with Parent. Director of Beckman Coulter,
                    Inc. and Tenet Healthcare Corporation.
HAYWARD D. FISK*    Vice President, Secretary and Director of Purchaser. Vice
                    President, General Counsel and Secretary of Parent. Hayward
                    D. Fisk joined Parent in 1989 as Vice President, General
                    Counsel and Secretary. Prior to joining Parent, he was
                    associated for 21 years with Sprint Corporation (formerly
                    United Telecommunications, Inc.), in various legal and
                    executive officer positions, most recently as Vice President and Associate General Counsel.
LEON J. LEVEL*      Vice President, Treasurer and Director of Purchaser.
                    Director, Vice President and Chief Financial Officer of
                    Parent. Leon J. Level joined Parent in 1989 as Vice
                    President and Chief Financial Officer and as a member of
                    Parent's Board of Directors. Former positions include Vice
                    President and Treasurer of Unisys Corporation and Chairman
                    of Unisys Finance Corporation; Assistant Corporate
                    Controller and Executive Director of The Bendix Corporation;
                    and Principal with the public accounting firm of Deloitte &
                    Touche LLP. He is a Certified Public Accountant.
PAUL T. TUCKER      Vice President of Purchaser. Vice President of Parent. Paul
                    T. Tucker joined Parent in 1996 as a Corporate Development executive, and in August, 1997 was elected Vice President of
                    Corporate Development. Prior to joining Parent, he was
                    President and Chief Executive Officer of Knight-Ridder
                    Financial, an electronic real-time financial market
                    information company, from 1990 to 1995. Previously, he
                    founded and served as President and Chief Technologist of
                    HAL Communications Corp., a communications hardware and
                    software company and was an Associate Professor and Senior
                    Research Engineer at the University of Illinois.

---------------
* Member of Purchaser's Board of Directors prior to Effective Time.

                                  SCHEDULE II:

            DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER
                         WHO OWN SHARES OF THE COMPANY

     The following table sets forth the name of each director and executive officer of Parent and Purchaser who beneficially owns Shares of the Company and the number of Shares beneficially owned by each.

                                                               NUMBER
                            NAME                              OF SHARES
                            ----                              ---------
Van B. Honeycutt                                                9,000
Paul T. Tucker                                                 15,000

     Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, Share Certificates and any other required documents should be sent by each stockholder or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below:

                        THE DEPOSITARY FOR THE OFFER IS:

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

           By Mail:                        By Hand:                 By Overnight Delivery:
    ChaseMellon Shareholder         ChaseMellon Shareholder         ChaseMellon Shareholder
       Services, L.L.C.                Services, L.L.C.                Services, L.L.C.
   Reorganization Department       Reorganization Department       Reorganization Department
         P.O. Box 3301                120 Broadway Avenue             85 Challenger Road
  South Hackensack, NJ 07606              13th Floor                  Mail Stop -- Reorg.
                                   New York, New York 10271        Ridgefield Park, NJ 07660
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
          By Facsimile Transmission:           Confirmation Receipt of Facsimile by Telephone Only:
       (For Eligible Institutions Only)                         (201) 296-4860
                (201) 296-4293
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     Questions and requests for assistance may be directed to the Information
Agent or the Dealer Manager at their respective addresses and telephone numbers as set forth below. Additional copies of this Offer to Purchase, the Letter of
Transmittal, or other related tender offer materials may be obtained from the
Information Agent or from brokers, dealers, commercial banks or trust companies.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                               MORROW & CO., INC.
                           445 Park Avenue, 5th Floor
                               New York, NY 10022
                          Call Collect (212) 754-8000
                    Banks and Brokerage Firms, Please Call:
                                 (800) 662-5200

                    STOCKHOLDERS PLEASE CALL: (800) 566-9061

                      THE DEALER MANAGER FOR THE OFFER IS:

                              GOLDMAN, SACHS & CO.

                                85 Broad Street
                            New York, New York 10004
                         (212) 902-1000 (call collect)